Exhibit 99.1

December 28, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to you to inform that, on December 27, 2017, our main subsidiary, Banco de Galicia y Buenos Aires Sociedad Anónima (the “Bank”), in accordance with the resolutions adopted by the shareholders of the Bank at the General Ordinary and Extraordinary Shareholders’ Meeting held on December 14, 2017, received a capital contribution made by its shareholder and parent entity, Grupo Financiero Galicia S.A., in LEBAC (l17E8) in an amount equal to Ps. 10,000,000,000 (ten billions pesos). The Bank is seeking authorization for the capital increase from the Argentine Central Bank.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com